UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                             December 17, 2018

  Via E-Mail

  Christopher P. Davis
  Kleinberg, Kaplan, Wolff & Cohen, P.C.
  551 Fifth Avenue
  New York, New York 10176

          Re:     Luby's Inc.
                  PREC14A filed on December 11, 2018
                  DFAN14A filed November 27, 2018
                  Filed by Banders Partners LLC et al.
                  File No. 1-08308

  Dear Mr. Davis:

          The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

  Preliminary Proxy Statement filed on December 11, 2018

  General

      1. Bandera filed its initial Schedule 13D reporting ownership in Luby's on November 17,
         2017 and Amendment 1 to the Schedule 13D on October 30, 2018. Amendment 1 did not
         amend Item 4 of the Schedule. Amendment 2 to Bandera's Schedule 13D was filed on
         November 15, 2018 and disclosed, apparently for the first time, that Bandera had nominated six individuals for election to the Luby's Board of Directors. However, according to the Company's preliminary proxy statement filed on December 12, 2018
         (Background Section), Bandera's representative asked for three seats on the Luby's
         Board on November 2, 2018 in a call to Company General Counsel Peter Tropoli and obtained written consents from six director nominees on November 7, 2018. If these
 Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
December 17, 2018
Page 2

       events occurred as stated in the Company's proxy statement, please explain in your response letter why Bandera did not disclose its nominations or intent to nominate candidates for election to the Luby's Board until November 15, 2018. See Exchange Act
       Rule 13-2(a) of Regulation 13D/G.

   2. It appears you have chosen not to use the "short slate" mechanism provided in Exchange
      Act Rule 14a-4(d) to "round out" your slate of nominees. Therefore, prominently disclose on the cover page of the proxy statement or at the forepart of the document that shareholders who grant you a proxy will be disenfranchised with respect to the remaining five Board seats up for election at the Annual Meeting.

   3. As to each proposal to be voted on at the Annual Meeting, provide the disclosure required by Item 21(b) of Schedule 14A, including the effect of broker non-votes.

   4. To the extent applicable, provide the disclosure required by Item 23 of
Schedule 14A.

Background of the Solicitation

   5. Item 5(b)(1) of Schedule 14A requires you to describe any direct or indirect interest of a participant in the solicitation. In this regard, we note the disclosure in the first bullet point in this section that in July 2018, a representative of Bandera "expressed a willingness to be of assistance and offered to help lead and/or participate in a low-cost equity fundraise, if the Company needed to raise money quickly." If in future, Bandera may seek to participate in equity fundraising for the Company, and if it may have an economic interest in doing so, please describe in the proxy statement.

   6. We note the disclosure here and in your Schedule 13D Amendment 2 regarding
      Bandera's proposed settlement with the Company to avoid a proxy contest. In your revised proxy statement, briefly describe the terms of your proposed settlement and why you have now withdrawn it.

   7. Your disclosure states that in December 2018, you had communications with the
      Company regarding interviews of your nominees. Expand to explain the result of these contacts, whether any interviews took place, and if not, why not.

Reasons for the Solicitation

   8. Briefly provide support for your assertion that the Company continues to "deplete the value of its real estate portfolio." Your expanded disclosure should cite the sources for the figures regarding depletion and also, how you believe the Company is responsible for declines in value.

   9. For the figures you provide in this section regarding the Company's performance metrics, such as declines in share price and book value per share, cite the specific Company SEC
 Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
December 17, 2018
Page 3

       filings to which you refer. Currently you cite only generically to the Company's "SEC filings."

   10. Briefly explain how you selected the three members of the Company's peer group to which you compare Luby's share price performance in the chart in this section. We note that there are six members of the Company's peer group in its own periodic filings.

   11. Explain the meaning of the term "independent" as you use it to describe your director nominees here.

   12. Generally describe what specific actions your director nominees will advocate for if elected to the Board and what they propose to do differently regarding the management of Luby's. Caveat this disclosure by noting that if elected, they will constitute a minority of the Board and thus will need the support of at least one of the Company's nominees in order to control the direction of the Company.

   13. Here or in another appropriate part of your revised proxy statement, explain why you were initially seeking to elect six nominees to the Board but are now nominating only four. See Item 7(b) of Schedule 14A and Instruction 4 to Item 401 of Regulation S-K.

Proposal No. 1   Election of Directors

   14. Disclose the principal business of any corporation or other organization at which the nominees were employed during the past five years and to the extent applicable, disclose any affiliation with Luby's. See Item 401(e)(1) of Regulation S-K.

   15. With respect to Jefferson Gramm, provide disclosure explaining the basis for your assertion that he has "extensive experience in retail and chain food industries."

   16. Provide the dates for Senator Gramm's position as Vice Chairman at UBS Investment
       Bank.

   17. Provide dates for Stacy Hock's senior management positions in the software industry at
       IBM.

   18. Provide dates for Savneet Singh's positions with Tera Holdings, CoVenture, LLC and
       GBI.

   19. We believe the references to a single "NOMINEE" in bold-faced type at the bottom of this section may be a typo, since you are soliciting in favor of four nominees. Please revise or advise.
 Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
December 17, 2018
Page 4

Voting and Proxy Procedures   Quorum; Broker Non-Votes; Discretionary Voting

   20. In this section, you state that brokers do not have discretion to vote without instructions only as to the election of directors and the advisory votes on executive compensation.
      This is inconsistent with the disclosure in Luby's proxy statement, which indicates that because there is a contest, brokers have no discretion as to vote for any matter on the card. Please revise, or if you disagree, explain the basis for your position supplementally.

Solicitation of Proxies

   21. Refer to the disclosure in the first paragraph of this section. Will you really solicit proxies via "telegraph"? If not, please revise.

Form of Proxy

   22. You state your recommendations for a vote on Proposals 1-3 but do not address
       Proposal 4. Please revise, consistent with the disclosure in your proxy statement.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                              Sincerely,


                                                              /s/ Christina
Chalk


                                                              Christina Chalk
                                                              Senior Special
Counsel
                                                              Office of Mergers
and Acquisitions